December 6, 2019

Adrian Neuhauser
Chief Financial Officer
Avianca Holdings S.A.
Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,
Santa Mar a Business District, Panama City,
Republic of Panama

       Re: Avianca Holdings S.A.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 29, 2019
           File No. 001-36142

Dear Mr. Neuhauser:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Liquidity and Capital Resources
Contractual Obligations, page 142

1. We note that you report having $15.8 billion in aircraft and engine purchase commitments as of December 31, 2018, although in tabulation footnote 2 on page 142, and in financial statement Note 34 on page F-120, you indicate this amount is based on aircraft list prices, rather than the specific terms of your agreements.

       The disclosures you provide under Item 5.F of Form 20-F should reflect the amounts you are required and expect to pay under your purchase obligations, and should include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.

       The disclosures that you provide in your financial statements should also include the
 Adrian Neuhauser
Avianca Holdings S.A.
December 6, 2019
Page 2
      actual amounts of contractual commitments for the acquisition of property, plant and equipment to comply with paragraph 74(c) of IAS 16.

      Please describe the measures you will take to ensure that future disclosures conform with these requirements. Tell us the amounts of aircraft and engine purchase commitments as of December 31, 2018, and describe the changes you propose for the table of contractual obligations and the corresponding note to your financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or John Cannarella,
Staff Accountant, at (202) 551-3337 with any questions.



                                                           Sincerely,
FirstName LastNameAdrian Neuhauser
                                                           Division of
Corporation Finance
Comapany NameAvianca Holdings S.A.
                                                           Office of Energy &
Transportation
December 6, 2019 Page 2
cc:       Renato Covelo
FirstName LastName